FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 9, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated July 8, 2009

99.2	Press Release dated July 13, 2009

99.3	Press Release dated July 17, 2009

99.4	Press Release dated July 29, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-14

EXETER REPORTS HIGH GRADE RESOURCE ESTIMATE FOR CERRO MORO

Vancouver, B. C., July 8, 2009 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to provide the first National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate for its Cerro Moro gold-silver property in Santa Cruz Province, Argentina. The inferred mineral resource estimate totals 646,000 ounces gold equivalent*, at a grade of 18 grams per tonne (“g/t”) gold equivalent* (0.52 ounces per ton). The resource estimate is significantly impacted by the bonanza grades from the Escondida vein. Escondida contributes 518,000 ounces gold equivalent* at a grade of 34 g/t gold equivalent* (0.99 ounces per ton) (324,000 ounces of gold and 13.6 million ounces of silver).

The total Cerro Moro mineral resource estimate of 646,000 ounces gold equivalent comprises 371,000 ounces gold and 19.2 million ounces silver at a grade of 10.5 g/t gold (0.30 ounces per ton (“oz/ton”)) and 545 g/t silver (15.81 oz/ton). This calculation uses a geological cut-off grade of 2 g/t gold (0.06 oz/ton) for the Escondida vein and 150 g/t silver (4.35 oz/ton) for the Esperanza and Gabriela veins.

The independent mineral resource estimate was prepared by Snowden Mining Industry Consultants Limited (“Snowden”), in accordance with CIM guidelines (CIM 2005) which have been adopted as part of NI 43-101. Emphasis was placed on the Escondida, Loma Escondida, Esperanza and Gabriela veins which were deemed to have sufficient drill spacing and data quality to estimate inferred mineral resources.

Two mineral resource estimates were prepared for the Escondida zone (which included the Loma Escondida zone): (i) a high grade option using a nominal 4 g/t gold (0.12 oz/ton) cut-off in the definition of the mineralization shells, and (ii) a lower grade option using a nominal 2 g/t gold (0.06 oz/ton) cut-off grade. The silver rich Esperanza and Gabriela zones were modelled using a nominal 150 g/t silver (4.35 oz/ton) cut-off in the definition of the mineralization shells, which is broadly equivalent to the 2 g/t gold option for Escondida. Snowden stresses that the cut-off grades used in the definition of the domains are geological in nature and are not economic cut-off grades. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred Mineral Resource for Escondida, Esperanza and Gabriela. These figures are based on the Escondida zone lower grade option (2 g/t gold cut-off grade) and the Esperanza / Gabriela zones utilising a 150 g/t silver cut-off.

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Esperanza/ Gabriela	617,000	2.4	285	6	47,000	5,647,000	127,000
Escondida	481,000	21.0	878	34	324,000	13,579,000	518,000

Total	1,098,000	10.5	545	18	371,000	19,227,000	646,000

* Note: Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

Inferred Mineral Resource for Escondida based on the high grade option (4 g/t gold cut-off grade).

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Escondida	353,000	26.1	1,080	42	297,000	12,260,000	472,000

Total	353,000	26.1	1,080	42	297,000	12,260,000	472,000

Click Here for a map showing the location of Escondida, Loma Escondida, Esperanza and Gabriela veins – highlighting the drill holes at the other veins as well.

Exeter President, Bryce Roxburgh, stated “The Cerro Moro resource estimate is very high grade with a contained gold-silver inventory sufficient to take the project to the next level. The grade is enhanced by an exceptional by-product silver credit that comprises 43 percent of the gold-equivalent resource.

“Exeter is now considering a start-up mining project which would produce 100,000** ounces per year gold equivalent. We believe that we will be in a position to make a development decision once we have an indicated mineral resource estimate which supports a minimum of three years of initial production. Inferred mineral resources can then be progressively upgraded to a higher category as mining progresses. The Escondida zone, with the high grade option providing 353,000 metric tons at a gold equivalent grade of 42 g/t (26.1 g/t gold and 1,080 g/t silver), is our obvious priority for initial mining.

Click Here for a longitudinal section of Escondida.

“To upgrade the inferred mineral resource to the indicated mineral resource category, we have initiated an 18,000 metre (59,040 feet) infill drill program focussed on the Escondida zone. To date we have drilled 94 new infill holes for a total of 6,650 metres (21,812 feet). This program, expected to continue through to November, is designed to facilitate a Q1-2010 announcement of an indicated mineral resource estimate. Initial assay results for these new holes are expected to be available later in July.

Click Here for a map showing the location of the 94 new drill holes at Escondida.

“Exeter will now commence preliminary detailed in-house scoping work using this new inferred mineral resource estimate, to examine which veins will be amenable to potential open pitting and those that will be best approached utilising underground extraction methods.

“Exeter has clearly demonstrated the levels of silver at Escondida and Gabriela, with the high silver recoveries achieved in our metallurgical test work (greater than 90%; August 13, 2008 news release). Lower level gold equivalent cut-offs may therefore be appropriate in our next resources estimate for the potential shallow open pit-able resources (30 to 70 metres deep from surface), as well as higher level gold equivalent cut-offs for the potential underground resource scenarios.

“It is envisaged that the application of revised cut-offs along with additional drilling will potentially enable the inclusion of sections of the prospects not included in this resource estimate (e.g.: Escondida Far East and sections of Esperanza and Gabriela) along with the addition of new resources from some of the other lower grade partially drilled gold-silver veins on the project (e.g.: Deborah and Nini).

“The best potential for expanding the high grade Escondida zone resource is immediately northwest along strike, where no previous drilling has been carried out. Detailed magnetic data and geological mapping indicates a potential 2 kilometre long (1.2 mile) target extension. The drill target falls entirely on the Fomicruz joint venture lands (see news release dated March 3, 2009). We now have approval to drill on this tenement with initial scout drilling scheduled for early August.

“We have essentially completed base line environmental studies at Cerro Moro. These studies will form the basis of environmental permitting. Metallurgical, infrastructure and engineering studies will continue through the next three quarters, to yield a scoping study following the resources estimate in Q1-2010.”

** A feasibility study has not been completed and there is no certainty the proposed operations will be economically viable.

Resource Estimate Authorship and Methodology

The independent resource estimate was prepared by Dr. S. C. Dominy, FGS (CGeol) FAusIMM (-CP) MIMMM (CEng), General Manager (UK) and Executive Consultant, and Mr. C. J. Bargmann, FGS (CGeol) MAusIMM Pr.Sci.Nat, Principal Consultant, both of Snowden UK. Both Dr. Dominy and Mr. Bargmann are “independent” and “qualified persons” as defined in NI 43-101. Snowden is currently finalising a NI 43-101 compliant technical report, which will be available on SEDAR at www.sedar.com shortly.

Snowden adopted a polygonal-type approach to the resource estimate, whereby the mean of all drill and trench intersections within the domain boundary was applied to that domain. Extreme high-grades were top-cut to reduce their effect, based on statistical analysis. Domain wireframes were constructed by careful geological interpretation, mindful of the gross continuity of the vein system being modelled. All intersections within a domain wireframe were used to estimate grade. Snowden noted that the Escondida, Loma Escondida, Esperanza and Gabriela zones are marked by the presence of several high grade mineralization shoots. The boundaries of these shoots with the surrounding low grade material are marked by a distinct grade drop. Snowden used the gold and silver grades as a key parameter in defining the geological domain boundaries of the high grade mineralization shoot domains. Snowden did not recommend a geostatistical/block modelling estimation approach at this stage. Geostatistical estimation requires the definition of the nugget effect and continuity ranges from variography which the wide data spacing does not currently permit. The current infill drill programme includes close spaced drilling designed to assess the short range geological and grade variability which should facilitate the definition of relevant geostatistical parameters.

Click Here for the detailed tables of the Resources Estimated

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$33 million in its treasury.

The Caspiche gold-copper discovery*** is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling with four rigs has just finished for the season, with assays awaited for two drill holes. A second NI 43-101 compliant resources estimate is scheduled for release in September 2009.

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is to advance drilling, engineering, environmental and infrastructure studies ahead of a scoping study in 2010. The goal is to develop a very profitable high grade, low capital cost mining operation on the property.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

***Inferred mineral resource of 449.9 million tonnes contains 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes contains 2 billion pounds of copper at a grade of 0.25%(see news release NR 09-09 dated March 24, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

EXHIBIT 99.2

For Immediate Release: NR 09-15

EXETER REPORTS FINAL CASPICHE DRILLING RESULTS FOR THE 2008/2009 SEASON

Vancouver, B.C., July 13, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter” or the “Company”) is pleased to report the final results from the 2008/2009 drill season at its Caspiche gold-copper property in Chile. CSD036a, the final deep diamond hole from the Caspiche central zone, returned an intercept of 783 metres (2,567 feet) at 0.65 grams per tonne (0.019 ounces per ton) gold and 0.21% copper from a down hole depth of 161 metres (528 feet).

Exeter President and CEO, Bryce Roxburgh, stated “We expect that hole CSD036a should have a significant impact on the inferred mineral resource estimate currently being prepared by AMEC International (Chile) S.A., which is expected to be released in September 2009. CSD036a indicates excellent depth continuity for mineralization in the northern portion of the porphyry body and is one of many well mineralized drill holes returned this season. We are confident of a substantial addition to the interim resource estimate* (450 million tons for 8.7 million ounces of gold and 2.1 billion pounds of copper) announced on March 24, 2009.

“The results from exploratory drill hole CSD042 are extremely interesting. CSD042 is located some 450 metres (“m”) (1,476 feet (“ft”)) west of previous economic tenor drill intercepts. It intersected porphyry style mineralization and alteration over an intercept of 57.5 m (189 ft) that assayed 0.45 grams per tonne (“g/t”) (0.013 ounces per ton (“oz/ton”)) gold from a down hole depth of 400 m (1,312 ft) to the bottom of the hole. Our geologists have suggested for some time that based on geological and geophysical evidence, the Caspiche mineralization may not be a “crescent” shaped body. It could extend under barren cover to form an irregular doughnut-shaped outline that surrounds a late stage poorly mineralized intrusive. Published reports on the Maricunga (Refugio) Gold mine located 15 kilometres north of Caspiche suggest a similar geologic model for the Verde West orebody with several orebodies surrounding a poorly mineralized core. This interpretation potentially opens up an exciting new target area of unknown size.

“A new drilling program is scheduled to commence in October. Its aim will again be to grow the Caspiche system, to better define the high grade core area, and to test adjacent porphyry targets. Metallurgical testwork, infrastructure and environmental studies will continue through the Chilean winter period.”

Detailed drilling results from this press release are summarised as follows:

Hole No.	From	To	Width	Gold	Copper	Status	Zone
	(m)	(m)	(m)	(g/t)	(%)
CSD036a	161	944	783	0.65	0.21	Finals	Sulphide Gold Copper Zone

CSD042	400	457.5 (BOH)	57.5	0.45	0.04	Finals	Sulphide Gold Copper Zone

BOH – bottom of hole

Click here to view related plans and cross-sections

Exeter completed a wide spaced 16,500 m (54,130 ft) drilling program between October 2008 and May 2009. This program takes Exeter’s total drilling on the Caspiche porphyry target to 21,400 m. Results, using a +0.3 g/t gold threshold, indicate a minimum footprint to the mineralized system at depth that is some 800 m (2,620 ft) long, 1,000 m (3,280 ft) deep and 500-800 m (1,640-2,624 ft) wide. Mineralization remains open to the south west and plunging to depth. The south western area will be a priority for drilling in October.

Quality Control and Assurance

Drill intercepts presented above are drill intersection widths and may not represent the true widths of mineralization. Gold and copper assay results presented have not been calculated using a gold cut-off grade, or with any cutting of high values. Diamond drill core samples are routinely split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Any reverse circulation drill samples are collected using a cyclone in one metre intervals; all samples are then composited into two or four metre samples. Gold samples were prepared and assayed by fire assay (50 gram charge). Copper was assayed with a four acid digestion followed by atomic absorption spectroscopy. The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”), has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$33 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Over 16,500 m were drilled during the 2008/2009 drill season and focussed on delineating the external boundaries of Caspiche. A second NI 43-101 compliant resource estimate is expected to be available in September 2009.

On its Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent**. Our focus will be to advance drilling on the Escondida vein which contains 518,000 ounces gold equivalent at a grade of 34 g/t gold equivalent. Engineering, environmental and infrastructure studies will also be advanced ahead of a scoping study planned for 2010. To date, we have drilled over 100 infill holes on Escondida to lift the parts of the inferred resource that might be scheduled for early mining to the “indicated resource” category. Drilling will continue through 2009, and will include commencing drilling of a possible extension of the Escondida zone onto the adjacent Fomicruz joint venture lands early next month.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

*

Inferred mineral resource estimate of 449.9 million tonnes from the oxide and gold-copper zones contains 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes from the gold-copper zone only contains 2 billion pounds of copper at a grade of 0.25% (see news release NR 09-09 dated March 24, 2009).

**

Inferred mineral resource estimate of 1,098,000 metric tons containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling and work programs and exploration results, the potential size and shape of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or

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implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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EXHIBIT 99.3

EXHIBIT 99.4

For Immediate Release: NR 09-17

EXETER REPORTS ON 14 NEW DRILL HOLES AT CERRO MORO

Vancouver, B. C., July 29, 2009 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report on progress from its in-fill drilling program on the high grade Escondida vein at Cerro Moro in Santa Cruz Province, Argentina.

Assays from a batch of 14 diamond drill holes on the Escondida vein include bonanza grades in drill holes MD475 and MD479, two holes that represent extensions to reported high grade mineralization in the Escondida Far West sector. This portion of the Escondida vein accounts for approximately 40% of the currently defined Escondida Zone resource.

Detailed drilling results using a 1 g/t gold equivalent* cut-off grade:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
Escondida West Sector
MD467	165.60	166.94	1.34	11.1	384	16.5	0.48
including	166.06	166.59	0.53	26.0	880	38.6	1.12
Escondida Far West Sector
MD468	62.00	64.60	2.60	13.6	675	23.2	0.67
including	62.80	64.00	1.20	26.1	1,221	43.6	1.26
MD469	122.60	129.12	6.52	6.6	310	11.1	0.32
including	125.86	128.36	2.50	14.9	694	24.9	0.72
MD471	203.87	204.23	0.36	6.2	18	6.5	0.19
and	205.91	206.58	0.67	8.5	1,303	27.1	0.79
MD474	131.00	133.10	2.10	5.1	562	13.1	0.38
including	131.00	131.65	0.65	14.0	1,653	37.6	1.09
MD475	138.75	140.25	1.50	63.3	5,111	136.3	3.95
including	139.36	139.80	0.44	138.0	8,085	253.5	7.35
MD476	149.65	151.80	2.15	4.1	324	8.7	0.25
including	149.65	150.20	0.55	8.6	532	16.2	0.47
MD479	114.00	115.35	1.35	5.8	562	13.8	0.40
and	117.95	119.15	1.20	138.9	4,978	210.0	6.09
including	117.95	118.60	0.65	203.9	8,432	324.4	9.41
MD480	194.85	195.15	0.30	4.0	405	9.7	0.28
MD481	176.40	180.00	3.60	5.5	581	13.8	0.40
including	177.63	178.25	0.62	26.3	2,840	66.9	1.94
including	177.93	178.25	0.32	47.1	5,382	124.0	3.60
MD483	232.00	233.00	1.00	6.8	83	8.0	0.23
and	238.20	239.08	0.88	5.9	21	6.2	0.18
MD484	159.34	160.54	1.20	3.2	88	4.5	0.13
MD487	21.00	22.30	1.30	2.1	68	3.0	0.09
MD489	10.45	11.80	1.35	5.6	8	5.7	0.17

* Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 grams per tonne (“g/t”) (0.52 ounces per ton (“oz/ton”) gold equivalent**. The current focus is to advance drilling on the Escondida vein zone, which contains 519,000 ounces gold equivalent** at a grade of 34 g/t (1.0 oz/ton) gold equivalent**. In particular, the Company expects that the program will generate the data necessary to upgrade the recently announced “inferred resource” to an “indicated resource” by Q1, 2010. This is an essential step towards completing a scoping study for developing a high grade mining operation on the property.

In the Far West sector of the Escondida vein, the Company has drilled a total of 24 diamond core holes to confirm the exceptional grades previously announced in that sector. Of the 14 drill holes announced in this news release, 13 are from that sector and are represented on the following longitudinal drill section.

Click here for a diagram showing the Long Section for Escondida Far West

Drill hole MD467, on the West sector, successfully intersected high grade mineralization 140 metres (“m”) (459 ft) vertically below surface, thereby demonstrating the potential for deeper high grades in that area.

Results are awaited from infill drilling on the West, Central and East sectors of the Escondida vein, where an additional 95 diamond drill holes for approximately 4,800 m (15,744 ft) are being logged and assayed. The majority of these holes are shallow and represent an approximate 20 x 20 m (65 x 65 ft) “staggered” pattern to assist with preliminary mine scoping models. Significant results will be released during August and September as the assays are collated and verified.

Click here for a diagram showing the Drill Hole Plan for Escondida

Progress on the Escondida Fomicruz Property

Due to a delay in the arrival of a reverse circulation percussion (RC) rig the Company used the available diamond rig to conduct a 300 m (984 ft) program to confirm that the prospective Escondida structure extends onto the Fomicruz joint venture property. The rig was sited well into the Fomicruz lands, some 320 m (1,050 ft) northwest of the last hole drilled by Exeter at Escondida Far West. The Escondida structure was successfully located under 40 m of gravel cover, confirming our geophysical interpretation that the Escondida structure has an untested strike length of some 2.3 kilometres (1.43 miles) on the Fomicruz property (a distance similar to that drill tested to date at Escondida).

The Company has contracted a RC drill rig to drill a minimum of 15 holes (2,000 m (6,560 ft) program) on the Fomicruz lands. This program is scheduled to commence early next month with initial results to follow in September.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“AcmeLabs”) preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the AcmeLabs laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by AcmeLabs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the RC percussion drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

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Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

The Caspiche gold-copper discovery*** is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Over 16,500 m were drilled during the 2008/2009 drill season. The program focussed on delineating the external boundaries of Caspiche. A second National Instrument 43-101 compliant resource estimate, which incorporates the results from drilling completed subsequent to December 31, 2008, is expected to be available in September 2009.

On its Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent**. To date, Exeter has drilled over 100 infill holes on the Escondida vein structure in order to upgrade the sectors of the inferred resource that might be scheduled for early mining. Drilling will continue through 2009. Plans include drilling of a possible extension of the Escondida zone on the adjacent Fomicruz joint venture property. Engineering, environmental and infrastructure studies are being advanced ahead of a scoping study in 2010.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

**

Inferred mineral resource estimate of 1,098,000 metric tons containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 09-14 dated July 8, 2009).

***

Inferred mineral resource estimate of 449.9 million tonnes from the oxide and gold-copper zone contains 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes from the gold-copper zone only contains 2 billion pounds of copper at a grade of 0.25% (see news release NR 09-09 dated March 24, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling and work programs and exploration results, the potential size and shape of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in

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foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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